                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR JUNE 21, 2002

                        DYNAMOTIVE ENERGY SYSTEMS CORPORATION
             (Exact name of Registrant as specified in its charter)

                                -----------------

                        Suite 105-1700 West 75/th/ Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                    (Address of principal executive offices)

                                -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F  X    FORM 40-F ___
                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                YES ___   NO  X
                                             ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

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                                     FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.   Reporting Issuer

     DynaMotive Energy Systems Corporation
     105-1700 West 75/th/ Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change

     June 5, 2002

3.   Press Release

     June 5, 2002

4.   Summary of Material Change

                    DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced that it has entered into an amended Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada. The agreement has a maximum reimbursement cap of Cdn$8.235 million (US$5.4 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of DynaMotive's BioTherm(TM)fast pyrolysis technology.

5.   Full Description of Material Change

     Please see attached press release

6.   Reliance on Section 85(2) of the Act

     N/A

7.   Omitted Information

     N/A

8.   Senior Officers

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     The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

     Richard C.H. Lin
     Chairman
     6996 Arbutus Street
     Vancouver, BC V6P 5S7
     (604) 267-6013

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 10th day of June, 2002


                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                          (signed)     "Richard Lin"
                                        Richard C.H. Lin
                                        Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A
MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION                News Release - June 5, 2002

  Canadian Government Extends DynaMotive's R & D Contribution Agreement to June
                                      2003
           Contributions to exceed Cdn $ 5 Million (US $3.75 million)

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) is pleased to announce that it has entered into an amended Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada. The agreement has a maximum reimbursement cap of Cdn$8.235 million (US$5.4 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of DynaMotive's BioTherm(TM) fast pyrolysis technology.

Technology Partnerships Canada, a key element in the federal government's innovation strategy, leverages private sector investments in research, development and innovation in critical, leading-edge technologies. DynaMotive originally entered into the Contribution agreement with TPC in 1997 and has to date, drawn Cdn $2.64 million to fund pre-commercial BioTherm(TM) research and development. The amended agreement modifies and expands key terms and conditions placed on the Company. The Company will focus all funding from the amended Contribution agreement towards construction of a full commercial-scale demonstration BioOil facility in Canada.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of its technology and know-how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and economically convert them into a renewable and environmentally friendly fuel. Examples include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully converted each of these residues, which are available worldwide, into BioOil and char making them a renewable and environmentally friendly oil and char reserve.

For more information on DynaMotive, please call:

Corporate Communications          Tel: (604) 267-6000       Toll Free (in North America): 1-877-863-2268
Fax: (604) 267-6005             Email: investor@DynaMotive.com           Website: www.DynaMotive.com
                                                                                  ------------------

In Europe, contact:
Antony Robson                   Managing Director
Tel: (44) (0) 20-7518-9380         Fax: (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson                   Chief Operating Officer               DynaMotive Corporation
Tel: (323) 460-4900             Fax: (323) 465-2617                   Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.